

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2023

John C. Backus, Jr.
Chief Executive Officer
PROOF Acquisition Corp I
11911 Freedom Drive, Suite 1080
Reston, VA 20190

> **Re: PROOF Acquisition Corp I**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 31, 2023**
> **File No. 333-274082**

Dear John C. Backus:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 27, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed October 31, 2023

Contractual Obligations and Commitments, page 158

1. Please file your agreement with Roth Capital Partners, LLC, for its engagement as your capital markets advisor. Please also ensure you have disclosed all material terms.

Financial Statements for Volato Inc.
For the Year Ended December 31, 2022
Note 2 Summary of Significant Accounting Policies
Revenue Recognition, page F-36

2. We note your response to prior comment 1 and reissue the comment in part. In your revenue recognition policy you indicate that "...under the Volato Insider Membership program or the Volato Stretch Card agreements... [a]ny deposits that are not utilized over

the 24-month term of the agreements, which end upon being forfeited if the agreements are not renewed, would be recognized as revenues at the time they are forfeited..." However, in the revised disclosures on page 136, you indicate that "...Insider deposit customers have preferred access for charter requests over general charter, and the program is fully refundable for any unused balances except any incentive credits customers may have received...." and under the Volato Stretch Jet Card program, "...[u]nused balances may be refunded at any time; incentive credits are not refundable...." Please revise to reconcile or remove the inconsistent disclosures of these refundable programs on page 136.

Exhibits

3. We note your Form of Proxy Card filed as Exhibit 99.2. Please revise to provide "boxes" for shareholders to make their election as to each separate matter intended to be acted upon. For example, there is no place for shareholders to make their election as to Proposal 4--The Advisory Charter Proposal, sub-proposal "(e) a proposal to change the voting threshold to approve amendments to certain provisions of the Proposed Charter." Please also ensure that you disclose whether or not any matter is related to or conditioned on the approval of other matters. In this regard, we note disclosure on the cover page and throughout your prospectus about certain proposals being conditioned on the approval of other matters. See Rule 14a-4(a)(3) of Regulation 14A.

Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott D. Fisher, Esq.